                                                                    Exhibit 16.1

July 31, 2001


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for NovaStar Financial, Inc. and, under the date of February 9, 2001, we reported on the consolidated financial statements of NovaStar Financial, Inc. and subsidiaries as of and for the years ended December 31, 2000 and 1999. On July 26, 2001, our appointment as principal accountants was terminated. We have read NovaStar Financial Inc.'s statements included under Item 4 of its Form 8-K dated July 31, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with NovaStar Financial Inc.'s statement that the change was recommended by the audit committee and approved by the board of directors.

Very truly yours,


/s/ KPMG LLP